SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH OCTOBER 23, 2004

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CORPORATE EVENTS AGENDA

Company Information
Name	Brasil Telecom Participações S.A.
Headquarters Address	SIA/Sul – ASP – Lote D, Bloco B – Brasília, DF, Brazil
Website	www.brasiltelecom.com.br
Investor Relations Officer	Name: Paulo Pedrão Rio Branco E-mail: paulopedrao@brasiltelecom.com.br Phone #: (5561) 415- 1440 Fax #: (5561) 415- 1593
Newspapers for Company Releases	Valor Econômico (edição nacional) Correio Braziliense (Brasília) Diário Oficial da União
Annual Financial Statements, including MD&A, relative to December 31, 2003.
Event	Date
Available to shareholders	03/19/2004
Publishing in newspapers	03/19/2004
Filing with Bovespa	03/18/2004
Annual Financial Statements to CVM – DFP, relative to December 31, 2003.
Event	Date
Filing with Bovespa	03/19/2004
Annual Information to CVM – IAN, relative to December 31, 2003.
Event	Date
Filing with Bovespa	05/18/2004
Quarterly Information to CVM – ITR
Event	Date
Filing with Bovespa • First quarter 2004 • Second quarter 2004 • Third quarter 2004	05/14/2004 08/13/2004 11/12/2004
General Shareholders' Meeting
Event	Date
Publishing of Summons Notice Valor Econômico (national edition) Correio Braziliense Diário Oficial da União	March 19, 20 and 21, 2004 March 19, 20 and 21, 2004 March 22, 23 and 24, 2004
Filing of Summons Notice with Bovespa	03/18/2004
General Shareholders' Meeting	04/19/2004
Filing of the main deliberations with Bovespa	04/19/2004
Filing of the minutes with Bovespa	04/19/2004
Extraordinary Shareholders' Meetings already scheduled
Event	Date
Publishing of Summons Notice Gazeta Mercantil (national edition) Correio Braziliense Diário Oficial da União	December 17, 18 and 19, 2003 December 17, 18 and 19, 2003 December 17, 18 and 19, 2003
Filing of Summons Notice with Bovespa	12/17/2003
Extraordinary Shareholders' Meeting	01/16/2004
Filing of the main deliberations with Bovespa	01/16/2004
Filing of the minutes with Bovespa	01/16/2004
Event	Date
Publishing of Summons Notice Valor Econômico (national edition) Correio Braziliense Diário Oficial da União	March 19, 20 and 21, 2004 March 19, 20 and 21, 2004 March 22, 23 and 24, 2004
Filing of Summons Notice with Bovespa	03/18/2004
Extraordinary Shareholders' Meeting	04/19/2004
Filing of the main deliberations with Bovespa	04/19/2004
Filing of the minutes with Bovespa	04/19/2004
Event	Date
APIMEC	11/04/2004
Board of Directors' Meetings already scheduled
Event	Date
Date of the meeting	-
Filing of the main deliberations with Bovespa	-
Filing of the minutes with Bovespa	-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 18, 2004

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco Title: Financial Executive Officer